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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Trex Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89531P 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------------                       ------------------------
  CUSIP No. 89531P 105                                  Page 2 of 3 Pages
                                                             -    -
-------------------------------                       ------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert G. Matheny
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,838,033
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,000**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,838,033
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,000**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,839,033***
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      13.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN
------------------------------------------------------------------------------

______________
** Reflects shares owned of record by the reporting person's spouse, for which the reporting person disclaims beneficial ownership.

*** Includes 1,000 shares owned of record by the reporting person's spouse, for which the reporting person disclaims beneficial ownership.

-------------------------------                       ------------------------
  CUSIP No. 89531P 105                                  Page 3 of 3 Pages
                                                             -    -
-------------------------------                       ------------------------

          This Amendment No. 2 further amends the initial Schedule 13G filed on February 14, 2000, as amended by Amendment No. 1 filed on February 14, 2001, by Robert G. Matheny relating to the common stock, par value $.01 per share, of Trex Company, Inc.

Item 4.   Ownership:

          Item 4 is hereby amended and restated in its entirety as follows:

          As of December 31, 2001, Robert G. Matheny beneficially owns in the aggregate the following:

          (a)  Amount Beneficially Owned:

               1,839,033****

          (b)  Percent of class: 13.0%

          (c)  Number of shares to which such person has:

               (i)    Sole power to vote or to direct the vote: 1,838,033
               (ii)   Shared power to vote or to direct the vote: 1,000*****
               (iii)  Sole power to dispose or to direct the disposition of:
                      1,838,033
               (iv)   Shared power to dispose or to direct the disposition of:
                      1,000*****

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

                                                 By: /s/ Robert G. Matheny
                                                     ------------------------
                                                     Robert G. Matheny

Date: February 13, 2002

________________________

**** Includes 1,000 shares owned of record by the reporting person's spouse, for which the reporting person disclaims beneficial ownership.

***** Reflects shares owned of record by the reporting person's spouse, for which the reporting person disclaims beneficial ownership.